Contact

www.linkedin.com/in/brooke-
flynn-53303a266 (LinkedIn)

Brooke Flynn

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San Diego, California, United States

Summary

Passionate about guiding the world into a more harmonious state.

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Experience

Trilogy Sanctuary
Director
2019 - Present (5 years)

PACHA
Co-Founder & Director
2018 - Present (6 years)

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Education

Myotherapy College of Utah
Massage Therapy/Therapeutic Massage · (2016)

San Diego Sustainable Living Institute
Permaculture Design

The Matrona
Prenatal & Postpartum Doula

Westminster College
Bachelor's degree, Sociology & Psychology